Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 APR 18 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	17 April 2008	*No of sheets:*	1

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Current report 22/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 17 April 2008 the Supervisory Board of the Company has appointed Mirosław Krutin to the position of President of the Management Board of KGHM Polska Miedź S.A. as of 23 April 2008.

The Supervisory Board of the Company has decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of four Members as of 23 April 2008.

Ireneusz Reszczyński – Ist Vice President of the Management Board of KGHM Polska Miedź S.A. will be acting President of Management Board of KGHM Polska Miedź S.A. until Mr Mirosław Krutin has taken over as President of Management Board of KGHM Polska Miedź S.A., it is until 23 April 2008.

The Company will provide information on the newly-appointed Member of the Management Board of KGHM Polska Miedź S.A., as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

08001984

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 APR 18 A 9:17

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	9 April 2008	*No of sheets:*	*1*

Current report 21/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 4 April 2008 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for Telefonia DIALOG S.A. with its registered head office in Wrocław (a subsidiary of KGHM Polska Miedź S.A.). The share capital of Telefonia DIALOG S.A. was reduced from PLN 1 959 800.0 thousand to PLN 489 950.0 thousand, i.e. by PLN 1 469 850.0 thousand through the decrease in the face value of all existing shares of the company from PLN 100.00 to PLN 25.00 per share.

The purpose of the decrease in share capital was to cover the loss from prior years incurred by the company and to change the face value of the shares in connection with the planned IPO of the company's shares and their planned listing on a regulated market operated by the Warsaw Stock Exchange.
PLN 913 150.3 thousand of the amount obtained from the decrease in share capital of Telefonia DIALOG S.A. was used to cover the loss from prior years presented in the balance sheet of the company at 31 December 2006, while the remaining PLN 556 699.7 thousand will be transferred to reserve capital.
This decrease in capital was carried out without any payout to the company's shareholders.
The General Shareholders' Meeting of Telefonia DIALOG S.A. decided to change the designation of all existing preference registered shares, series A to K, for ordinary bearer shares, series A.

The share capital of Telefonia DIALOG S.A. after registration amounts to PLN 489 950.0 thousand and is divided into 19 598 000 shares of PLN 25 each.
The total number of votes arising from all issued shares after registration of this change in share capital is 19 598 000.

KGHM Polska Miedź S.A. owns 100% of the share capital of Telefonia DIALOG S.A.

Legal basis: § 5 sec. 1 point 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

END

WICEPREZES ZARZĄDU
Marek Fusiński

Ireneusz Reszczyński
Pełniący obowiązki Prezesa Zarządu
I Wiceprezes Zarządu